SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                           SCHEDULE 13 G

             Under the Securities Exchange Act of 1934
                         (Amendment No. 4)

                         J.A.M.,  INC.

                         (Name of Issuer)

         COMMON  STOCK  (PAR  VALUE  $.01  PER  SHARE)

                  (Title of Class of Securities)

466089-10-9
(CUSIP Number)

Check the following box if a fee is being paid with this statement:  [  ]

CUSIP   NO. 466089-10-9

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification John A. Marszalek
     NOS.  OF  ABOVE  PERSONS:
        SSN: ###-##-####

2)   Check the Appropriate Box                  (a) [  ]
     if a Member of a Group (See Instructions)  (b) [ X]

3)   SEC Use Only
____________________________________________________________________
4)   Citizenship or Place of Organization: United States

Number of               (5)  SOLE VOTING POWER                  3,437,572
Shares Beneficially     (6)  SHARED VOTING POWER                1,242,000(1)
Owned by Each           (7)  SOLE DISPOSITIVE POWER             3,437,572
Reporting               (8)  SHARED DISPOSITIVE POWER              -0-
PERSON WITH

9)   Aggregate Amount Beneficially    4,679,572 (1)
        OWNED BY EACH REPORTING PERSON

10)  Check if the Aggregate Amount
        in Row (9) Excludes Certain
        SHARES   (SEE   INSTRUCTIONS)

        (NOT APPLICABLE)

11)  Percent of Class Represented
     BY AMOUNT IN ROW (9)
        30.6%

12)  Type of Reporting Person
        (SEE INSTRUCTIONS)
        IN
_____________________________
(1) The voting rights with respect to these shares are governed by Voting Agreements between the undersigned and Charles D. Wimmer with respect to 971,000 such shares and the undersigned and Robert Pine with respect to 271,000 such shares, each dated October 4, 1996, under which both of these individuals granted the undersigned Irrevocable Proxies through September 30, 2006 to vote all these shares for the nominees of management of the Issuer as Directors thereof and with respect to such other matters as may come before the shareholders of the Issuer during this period as determined in each case by the undersigned in the exercise of his sole discretion.

ITEM 1(A).     NAME OF ISSUER:

               J.A.M., Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S  PRINCIPAL EXECUTIVE OFFICES:

               530 Willowbrook Office Park
               Fairport, New York  14450

ITEM 2(A).     NAME OF PERSON FILING:

               John A. Marszalek

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR,
               IF NONE, RESIDENCE:

               Principal Business Office:

               530 Willowbrook Office Park
               Fairport, New York   14450

ITEM 2(C).     CITIZENSHIP:

               United States

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock (Par Value $.01 per Share)

ITEM 2(E).     CUSIP NUMBER:

               466089-10-9

ITEM 3.   Not Applicable ("N/A")

ITEM 4.   OWNERSHIP

               (a)  Amount Beneficially Owned: 4,679,572 shares

               (b)  Percent of Class: 30.6%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or direct the vote:
                         3,437,572

                    (ii) shared power to vote or direct the vote:
                         1,242,000 (1)

                    (iii) sole power to dispose or direct the
                         disposition of:  3,437,572

                    (iv) shared power to dispose or to direct the
                         disposition of:   -0-
_____________________________
(1) The voting rights with respect to these shares are governed by Voting Agreements between the undersigned and Charles D. Wimmer with respect to 971,000 such shares and the undersigned and Robert Pine with respect to 271,000 such shares, each dated October 4, 1996, under which both of these individuals granted the undersigned Irrevocable Proxies through September 30, 2006 to vote all these shares for the nominees of management of the Issuer as Directors thereof and with respect to such other matters as may come before the shareholders of the Issuer during this period as determined in each case by the undersigned in the exercise of his sole discretion. Copies of these Voting Agreements and Irrevocable Proxies are filed herewith as Exhibit 1 hereto.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          N/A.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          N/A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          N/A.



ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          N/A.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

          N/A.

ITEM 10. CERTIFICATION

          N/A.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 1996

By: /s/ John A. Marszalek
            John A. Marszalek

EXHIBIT 1                VOTING AGREEMENT

     This Agreement is made by and between John A.  Marszalek ("Marszalek")

and Charles D. Wimmer ("Wimmer").

     WHEREAS, Marszalek and Wimmer are common shareholders of J.A.M., Inc.,

a New York corporation (the "Company"); and

     WHEREAS, Marszalek and Wimmer desire to promote  their mutual interest in  the continuity and stability of management of the Company  by  imposing certain mutual voting restrictions upon themselves.

     NOW,  THEREFORE,  in  consideration  of  the mutual promises contained herein, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1)   VOTING AGREEMENT. Marszalek and Wimmer  agree  to vote all shares of the common stock of the Company beneficially owned by each  of them from the  date  hereof  through  September  30,  2006  for  the  nominees of the management  of the Company as Directors thereof, and with respect  to  such other matters  as  may  come  before  the  shareholders of the Company, the parties mutually agree to vote their shares  as  may  be determined in each case by Marszalek in his sole discretion.

     2)   IRREVOCABLE PROXY. To carry out the terms hereof,  Wimmer  agrees to  execute  and deliver to Marszalek an Irrevocable Proxy naming Marszalek or Marszalek's  nominee  as agent with respect to the election of Directors of the Company and any other  matters that may come before the shareholders of the Company during the term hereof.

     3)   TERM. This Agreement shall terminate on September 30, 2006.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the 4th day of October, 1996.

/s/ Charles D. Wimmer         /s/ John A. Marszalek
Charles D. Wimmer             John A. Marszalek

                         IRREVOCABLE PROXY



     KNOW ALL BY THESE PRESENTS,  that  the undersigned, CHARLES D. WIMMER,

does hereby constitute and appoint John A. Marszalek, or such nominee as he may appoint, as his true and lawful attorney  and  proxy  to attend any and all meetings of the shareholders of J.A.M., Inc. held at any  time and from time to time from the date hereof through September 30, 2006 inclusive, and including any continuations or adjournments of any such meetings,  with the full power to vote and act for him in his name, place and stead in the same manner, to the same extent and with the same effect according to the number of  shares  of common stock that the undersigned would be entitled to  vote were he actually  present,  giving to John A. Marszalek or his nominee full power of substitution and revocation.

     The undersigned and John  A.  Marszalek  are  parties  to an agreement under paragraph (a) of Section 620 of the New York Business Corporation Law

and John A. Marszalek is designated therein as proxy agent.

     THIS PROXY IS IRREVOCABLE.

     Any proxy or proxies heretofore given by the undersigned to any person or persons whomsoever are hereby revoked.

Dated: October 4, 1996        /s/ Charles D. Wimmer
                                   Charles D. Wimmer

G:\UKIJK\JAM\GENSEC\SCH13D-G\JAM13GA4.SCH

                         VOTING AGREEMENT

     This Agreement is made by and between John A. Marszalek  ("Marszalek")

and Robert Pine ("Pine").

     WHEREAS, Marszalek and Pine are common shareholders of J.A.M., Inc., a

New York corporation (the "Company"); and

     WHEREAS, Marszalek and Pine desire to promote their mutual interest in the  continuity  and  stability  of  management  of the Company by imposing certain mutual voting restrictions upon themselves.

     NOW,  THEREFORE,  in  consideration of the mutual  promises  contained herein, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1)   VOTING AGREEMENT.  Marszalek and Pine agree to vote all shares of the common stock of the Company beneficially owned by each of them from the date hereof through September  30,  2006 for the nominees of the management of the Company as Directors thereof, and with respect to such other matters as may come before the shareholders of  the  Company,  the parties mutually agree to vote their shares as may be determined in each  case  by Marszalek in his sole discretion.

     2)   IRREVOCABLE PROXY. To carry out the terms hereof, Pine  agrees to execute  and deliver to Marszalek an Irrevocable Proxy naming Marszalek  or

Marszalek's  nominee  as agent with respect to the election of Directors of the Company and any other  matters that may come before the shareholders of the Company during the term hereof.

     3)   TERM. This Agreement shall terminate on September 30, 2006.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the 4th day of October, 1996.

/s/ Robert Pine          /s/ John A. Marszalek
Robert Pine                   John A. Marszalek

G:\UKIJK\JAM\GENSEC\SCH13D-G\JAM13GA4.SCH

                         IRREVOCABLE PROXY



     KNOW ALL BY THESE PRESENTS,  that  the  undersigned, Robert Pine, does hereby constitute and appoint John A. Marszalek,  or such nominee as he may appoint, as his true and lawful attorney and proxy  to  attend  any and all meetings of the shareholders of J.A.M., Inc. held at any time and from time to  time  from  the  date hereof through September 30, 2006 inclusive,  and including any continuations  or adjournments of any such meetings, with the full power to vote and act for him in his name, place and stead in the same manner, to the same extent and with the same effect according to the number of shares of common stock that  the  undersigned  would be entitled to vote were he actually present, giving to John A. Marszalek  or  his nominee full power of substitution and revocation.

     The  undersigned  and  John  A. Marszalek are parties to an  agreement under paragraph (a) of Section 620 of the New York Business Corporation Law

and John A. Marszalek is designated therein as proxy agent.

     THIS PROXY IS IRREVOCABLE.

     Any proxy or proxies heretofore given by the undersigned to any person or persons whomsoever are hereby revoked.

Dated: October 4, 1996        /s/ Robert Pine
                                   Robert Pine

G:\UKIJK\JAM\GENSEC\SCH13D-G\JAM13GA4.SCH